UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42269

Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

+852 3105 2611

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Changes in Company’s Certifying Accountant

On May 12, 2025, the Board of Directors (the “Board”) of Galaxy Payroll Group Limited (the “Company”), upon recommendation of the Audit Committee of the Board (the “Audit Committee”), approved the dismissal of Marcum Asia CPAs LLP (the “Former Auditor”) as the Company’s independent registered public accounting firm, effective immediately. Simultaneously, the Board, upon recommendation by the Audit Committee, appointed Guangdong Prouden CPAs GP (the “New Auditor”) as the Company’s independent registered public accounting firm, effective May 12, 2025.

The principal accountant’s report of the Former Auditor on the financial statements of the Company as of and for the fiscal years ended June 30, 2023 and 2024 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, as defined in Item 16F(a)(1)(ii) of Form 20-F. The Former Auditor was engaged since February 10, 2023.

During the fiscal years ended June 30, 2023 and 2024, and the subsequent interim period through May 12, 2025, (1) there were no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference to the subject matter of the disagreement(s) in connection with its report to the subject matter of the disagreement; and (2) there were no “reportable events” of the type described in Item 16F(a)(1)(v) of Form 20-F other than: the material weaknesses reported in our 2024 annual report on Form 20-F filed with the U.S. Securities and Exchange of Commission (the “SEC”) on November 8, 2024, specifically, the material weaknesses identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; iii) a lack of independent directors and an audit committee to establish formal risk assessment process and internal control framework; and iv) a lack of an effective control framework in place and critical information technology general controls (“ITGC”) have design deficiencies in areas including logical access, privileged access, IT operations and cybersecurity.

We furnished a copy of the disclosures in this report to the Former Auditor and have requested that the Former Auditor furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been filed as an exhibit to this report as Exhibit 16.1.

During the two most recent fiscal years and the subsequent interim period through May 12, 2025, neither the Company nor anyone on its behalf consulted with the New Auditor regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that New Auditor concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and its related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
16.1	Letter of Marcum Asia CPAs LLP dated June 13, 2025, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galaxy Payroll Group Limited

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

Date: June 13, 2025

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